UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION

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            In the Matter of                    :
                                                :
      AMERICAN ELECTRIC POWER COMPANY, INC.     :
      AEP Energy Services, Inc.                 :
      AEP Resources, Inc.                       :
      1 Riverside Plaza                         :    CERTIFICATE OF
      Columbus, OH 43215                        :     NOTIFICATION
                                                :
      File No. 70-9353                          :
                                                :
(Public Utility Holding Company Act of 1935)    :
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      American Electric Power Company, Inc. ("AEP"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended, AEP Energy Services, Inc. and AEP Resources, Inc. ("Resources"), wholly-owned nonutility subsidiaries of AEP, hereby certify in connection with the Application-Declaration on Form U-1 in the above-entitled matter, that certain of the transactions specified in said Application-Declaration, as amended, have been carried out in accordance with the terms and conditions of, and for the purposes represented by, said Application-Declaration, as amended, and the Orders of the Securities and Exchange Commission with respect thereto, dated December 21, 2000 (HCAR No. 35-27313) and November 2, 1998 (HCAR No. 35-26933),
as follows:

      1. On July 20, 2001, Electric Fuels Corporation, Florida Progress Corporation (collectively "Progress") and Resources entered into an Agreement and Plan of Merger whereby Resources would acquire all of the outstanding stock of MEMCO Barge Line, Inc. ("MEMCO") and its subsidiaries for $270 million. MEMCO owns and/or charters approximately 1,200 barges and 30 towboats, which are engaged in the transportation of coal and dry bulk commodities, primarily on the Ohio River, Illinois River, and the lower Mississippi River. The transaction closed on November 1, 2001.

      2. The transactions described herein were consummated within the period designated in said Application-Declaration.

                              AMERICAN ELECTRIC POWER COMPANY, INC.
                              AEP ENERGY SERVICES, INC.
                              AEP RESOURCES, INC.


                            By:/s/ Thomas G. Berkemeyer
                               Assistant Secretary


Dated:  January 8, 2002